The information in this Preliminary Pricing Supplement is not complete and may be changed. We may not sell these Notes until the Pricing Supplement is delivered in final form. We are not selling these Notes, nor are we soliciting offers to buy these Notes, in any State where such offer or sale is not permitted.

PRELIMINARY PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
Subject to Completion:	Registration No. 333-200089
Dated April 4, 2016

Pricing Supplement dated •, 2016 to the

Prospectus dated December 1, 2014

Prospectus Supplement dated December 1, 2014 and Product Prospectus Supplement (Rate Linked Notes, Series A) dated December 1, 2014

The Bank of Nova Scotia

$

Callable Step-Up Rate Notes, Series A

Due April 27, 2031

• 100% repayment of principal at maturity, subject to the credit risk of the Bank	• Semi-annual interest payments
• Callable by the Bank quarterly on any Call Payment Date on or after the second anniversary of issuance	• Interest Rate that increases over the 15-year stated term of the Notes

The Callable Step-Up Rate Notes, Series A due April 27, 2031 (the “Notes”) offered hereunder are unsecured obligations of The Bank of Nova Scotia and are subject to investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia.  As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any securities exchange or automated quotation system.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT, THE ACCOMPANYING PROSPECTUS, PROSPECTUS SUPPLEMENT OR PRODUCT PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE NOTES ARE NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION PURSUANT TO THE CANADA DEPOSIT INSURANCE CORPORATION ACT, THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENTAL AGENCY OF CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION.

Scotia Capital (USA) Inc., our affiliate, will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors.  Scotia Capital (USA) Inc. or any of its affiliates or agents may use the final pricing supplement to which this preliminary pricing supplement relates in market-making transactions in the Notes after their initial sale.  Unless Scotia Capital (USA) Inc. or another of its affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, the final pricing supplement to which this pricing supplement relates is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution” on page PS-32 of the accompanying product prospectus supplement.

Investment in the Notes involves certain risks.  You should refer to “Additional Risk Factors” in this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.

	Per Note	Total
Price to public	100.00%	$
Underwriting commissions[1]	1.50%	[]
Proceeds to Bank of Nova Scotia[2]	98.50%	[]

The difference between the estimated value of your Notes and the original issue price reflects costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose all or a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and the hedging transactions. The Bank will also realize a profit that will be based on (i) the payments received on the hedging transactions minus (ii) the cost of creating and maintaining the hedging transactions.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about April 27, 2016 against payment in immediately available funds.

Scotia Capital (USA) Inc.

1  Scotia Capital (USA) Inc. or one of our affiliates will purchase the Principal Amount of the Notes and, as part of the distribution, if the Notes priced today, would pay discounts and underwriting commissions of up to $15.00 (1.50%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

2  Excludes potential profits from hedging.  For additional considerations relating to hedging activities see “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement and the product prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Issuer” or the “Bank”)
Type of Note	Callable Step-Up Rate Notes, Series A
CUSIP/ISIN:	CUSIP 064159HP4 / ISIN US064159HP41
Minimum Investment:	$1,000
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.
Principal Amount:	$1,000 per Note
Currency:	U.S. Dollars
Trade Date:	Expected to be April 22, 2016
Pricing Date:	Expected to be April 22, 2016
Original Issue Date:	Expected to be April 27, 2016 (to be determined on the Trade Date and expected to be the 3rd Business Day after the Trade Date).
Maturity Date:	April 27, 2031. If such day is not a Business Day, the Maturity Date will be determined according to the Following Business Day Convention.
Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York and Toronto.
Interest Payment:

With respect to each Interest Payment Date, for each $1,000 Principal Amount of Notes, the Interest Payment will be calculated as $1,000 × 1/2 × Interest Rate.

Each Interest Payment is paid semi-annually and is calculated on a 30/360 unadjusted basis; (i)“30/360” means that Interest Payment is calculated on the basis of twelve 30-day months and (ii) “unadjusted” means that if a scheduled Interest Payment Date is not a Business Day, the Interest Payment period will not be adjusted, the Interest Payment will be paid on the first following day that is a Business Day with full force and effect as if made on such scheduled Interest Payment Date, and no interest on such postponed payment will accrue during the period from and after the scheduled Interest Payment Date. As a result, each Interest Payment period will consist of 180 days (six 30-day months) and Interest Payments will accrue based on 180 days of a 360-day year. See “Payment at Maturity” and “Interest” on page P-5 of this pricing supplement.

Interest Rate:	Period beginning on	Period ending on and excluding	Annual Interest Rate
	April 27, 2016	April 27, 2022	3.00% per annum
	April 27, 2022	April 27, 2026	3.50% per annum

April 27, 2026	April 27, 2029	4.00%per annum
April 27, 2029	April 27, 2030	5.00% per annum
April 27, 2030	April 27, 2031	6.00% per annum

Interest Payment Dates:

The 27th calendar day of each April and October and commencing on October 27, 2016 and ending on the Maturity Date.

If these days are not Business Days, Interest Payments will actually be paid on the dates determined according to the Following Business Day Convention.

Day Count Fraction:	30/360, unadjusted, Following Business Day Convention.
First Call Date:	April 27, 2018
Call Provision:

The Notes are redeemable quarterly at our option, in whole, but not in part, on any Call Payment Date, from and including the First Call Date, upon notice by us to DTC through the trustee on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes, together with any accrued and unpaid interest to the applicable Call Payment Date.  If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any accrued and unpaid Interest Payment in respect of Interest Payment Dates occurring on or before the Call Payment Date.  In this case, you will lose the opportunity to continue to be paid Interest Payments in respect of Interest Payment Dates ending after the Call Payment Date.

Call Notice Date:	10 Business Days prior to the corresponding Call Payment Date.
Call Payment Dates:

The 27th calendar day of each January, April, July and October, commencing on the First Call Date.

If any of these days are not Business Days, Call Payment Dates will be determined according to the Following Business Day Convention.

Survivor’s Option:	Not Applicable.
Form of Notes:	Book-entry
Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank
Status:

The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law).  Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.

Tax Redemption:

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay, on the next Interest Payment Date, additional amounts with respect to the Notes.  See “Tax Redemption” in this pricing supplement.

Listing:	The Notes will not be listed on any securities exchange or quotation system.
Use of Proceeds:	General corporate purposes
Clearance and Settlement:	Depository Trust Company
Terms Incorporated:	All of the terms appearing under the caption “General Terms of the Notes” beginning on page PS-10 in the accompanying product prospectus supplement, as modified by this pricing supplement.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2014, as supplemented by the prospectus supplement dated December 1, 2014 and the product prospectus supplement (Rate Linked Notes, Series A) dated December 1, 2014, relating to our Senior Note Program, Series A, of which these Notes are a part.  Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement.  In the event of any conflict, this pricing supplement will control.  The Notes may vary from the terms described in the accompanying prospectus, prospectus supplement, and product prospectus supplement in several important ways.  You should read this pricing supplement, including the documents incorporated herein, carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated December 1, 2014:

https://www.sec.gov/Archives/edgar/data/9631/000089109214008992/e61582_424b3.htm

Prospectus Supplement dated December 1, 2014:

https://www.sec.gov/Archives/edgar/data/9631/000089109214008993/e61583-424b3.htm

Product Prospectus Supplement (Rate Linked Notes, Series A), dated December 1, 2014:

https://www.sec.gov/Archives/edgar/data/9631/000089109214008996/e61586-424b5.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product prospectus supplement) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov, or accessing the links above.  Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product prospectus supplement if you so request by calling 1-416-866-3672.

PAYMENT AT MATURITY

If the Notes have not been called by us, as described elsewhere in this pricing supplement, we will pay you the Principal Amount of your Notes on the Maturity Date, plus the final interest payment.

In the event that the stated Maturity Date is not a Business Day, then relevant repayment of principal will be made on the next Business Day (“Following Business Day Convention”).

INTEREST

We describe payments as being based on a “day count fraction” of “30/360, unadjusted, Following Business Day Convention.”

This means that the number of days in the Interest Payment period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in each Interest Payment period will not be adjusted if an Interest Payment Date falls on a day that is not a Business Day (“unadjusted”).

If any Interest Payment Date falls on a day that is not a Business Day (including any Interest Payment Date that is also the Maturity Date), the relevant Interest Payment will be made on the next Business Day under the Following Business Day Convention.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine (i) your Principal Amount and (ii) any accrued but unpaid interest payable based upon the then applicable Interest Rate calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of the Debt Securities We May Offer—Events of Default” beginning on page 21 of the accompanying prospectus.

TAX REDEMPTION

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•                   as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or

•                   on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the Principal Amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks.  In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product prospectus supplement.

Your Investment is Subject to a Reinvestment Risk in the Event We Elect to Call the Notes.

We have the ability to call the Notes prior to the Maturity Date.  In the event we decide to exercise the Call Provision, the amount of interest payable would be less than the amount of interest payable if you held the Notes until the Maturity Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision.  We may choose to call the Notes early or choose not to call the Notes early, in our sole discretion.  In addition, it is more likely that we will call the Notes prior to maturity if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater interest payments on the Notes than on instruments of comparable maturity, terms and credit worthiness then trading in the market.

Interest Rate Risk.

The Notes are an investment in a fixed interest rate. Fixed interest rate instruments are generally more sensitive to market interest rate changes. The prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. Generally, when market interest rates rise, the prices of debt obligations fall, and vice versa. This risk may be particularly acute because market interest rates are currently at historically low levels. Therefore, an increase in market interest rates will adversely affect the value of your Notes.

The Step-Up Feature Presents Different Investment Considerations than Fixed Rate Notes.

You will most likely not earn the highest scheduled interest rates on the Notes if interest rates remain the same or fall during the term of the Notes. This is due, in part, to the fact that we are likely to exercise the Call Provision before the realization of such highest scheduled interest rates. Therefore, when determining whether to invest in the Notes, you should not focus on the highest interest rate, which is only applicable to the last year of the stated term of your Notes, and instead focus on, among other things, the annual applicable interest rate to the First Call Date and the Call Provision.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities.  Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products.  A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering.  The Bank does not make any recommendation as to whether the Notes are a suitable investment for any person.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.

The Notes are senior unsecured debt obligations of The Bank of Nova Scotia and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law.  Any payment to be made on the Notes, including the return of the Principal Amount at maturity or on the Call Payment Date, as applicable, depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the Notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors.  Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity.  In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the call feature of the Notes.  Additionally, the interest rates of the Notes reflect not only our credit spread generally but also the call feature of the Notes and thus may not reflect the rate at which a note without a call feature and increasing interest rate might be issued and sold.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price.  The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange or automated quotation system.  Therefore, there may be little or no secondary market for the Notes.  Scotia Capital (USA) Inc. or any other dealer may, but is not obligated to, make a market in the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. is willing to purchase the Notes from you.  If at any time Scotia Capital (USA) Inc. or any other dealer were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, Scotia Capital (USA) Inc., an affiliate of The Bank of Nova Scotia, will purchase the Notes from The Bank of Nova Scotia for distribution to other registered broker-dealers or will offer the Notes directly to investors.

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Principal Amount of the Notes and, as part of the distribution, if the Notes priced today, would pay discounts and underwriting commissions of up to $15.00 (1.50%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes.

In addition, Scotia Capital (USA) Inc. or another of its affiliates or agents may use the product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While Scotia Capital (USA) Inc. may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying prospectus supplement and product prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

Conflicts of Interest

Each of Scotia Capital (USA) Inc. and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121.  In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121.  Consequently, the offering is being conducted in compliance with the provisions of Rule 5121.  Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc. and its affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Scotia Capital (USA) Inc. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc. and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank.  Scotia Capital (USA) Inc. and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

See “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” at page S-24 of the Prospectus Supplement dated December 1, 2014.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders of the purchase, beneficial ownership and disposition of the Notes.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is:

•                  an individual who is a citizen or a resident of the United States, for U.S. federal income tax purposes;

•                  a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one third of the days present in the immediately preceding year, and one sixth of the days present in the second preceding year).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change.  Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein.  In addition, this summary addresses only U.S. Holders that purchase Notes at initial issuance, and own Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security,” or a “conversion transaction” for U.S. federal income tax purposes or as part of some other integrated investment.  This summary does not discuss all of the tax consequences (such as any alternative minimum tax consequences) that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; regulated investment companies or real estate investment trusts; small business investment companies; S corporations; partnerships; or investors that hold their Notes through a partnership or other entity treated as a partnership for U.S. federal tax purposes; U.S. Holders whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts; persons that purchase or sell the Notes as part of a wash sale for tax purposes; or “controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes).  This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes.  Persons considering the purchase of Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, beneficial ownership and disposition of Notes arising under the laws of any other taxing jurisdiction.

General

The Issuer intends to treat the Notes as indebtedness for U.S. federal income tax purposes, and the balance of this summary assumes that the Notes are treated as indebtedness for U.S. federal income tax purposes.  However, the treatment of a Note as indebtedness for U.S. federal income tax purposes depends on a number of factors, and if the Notes are not properly treated as indebtedness for U.S. federal income tax purposes, the U.S. federal income tax treatment of investors in Notes may be different than that described below.  We intend to take the position that solely for purposes of determining whether the Notes are issued with original issue discount, we are deemed to exercise the Call Provision prior to each Interest Rate step-up and, as a result, Interest Payments on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, your Notes should be treated as described above. However, the U.S. federal income tax treatment of the Notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.  We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

Medicare Tax on Net Investment Income

U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2016, is $12,400). The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Backup Withholding and Information Reporting

Interest paid on the Notes, and proceeds received from a sale, exchange, redemption, or maturity of the Notes, will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding if you fail to provide certain identifying information (such as an accurate taxpayer number) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Prospective purchasers of the Notes should consult their tax advisors as to the federal, state, local and other tax consequences to them of acquiring, holding and disposing of the Notes and receiving payments under the Notes.